Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Wednesday, October 22, 2014, at 11:00 a.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called to approve a grant of options to purchase up to 150,000 of the Company’s ordinary shares (the “Options”) to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO"). The Options shall vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant, so that upon the lapse of twenty four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty five percent (6.25%) of the shares underlying the Options shall vest. The exercise price of the Options is NIS 26.62 each, non-linked, which reflects the higher of (i) the average of the closing price per share in the Tel Aviv Stock Exchange during the 30 days preceding the date of the Board of Directors’ resolution to grant the Options to the CEO (the “Board Resolution”), or (ii) the closing price per share on the day prior the date of the Board Resolution.

The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on September 23, 2014, are entitled to notice of and to vote at the Meeting. You may vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received at our registered office in Israel at least 72 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
September 8, 2014

PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
September 8, 2014

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, October 22, 2014, at 11:00 a.m. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, October 29, 2014, at 11:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect to the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the "Companies Law"), the proposal described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders, as long as either:

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with the proposal (please see the definition of the term “Personal Interest” hereinunder). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to the proposal, their vote will be disqualified.  The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "Personal Interest" (as such term is defined hereinabove) in the approval of the proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

“Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the Company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

APPROVE A GRANT OF OPTIONS TO MR. ORI HADOMI, THE COMPANY’S CHIEF EXECUTIVE OFFICER

To approve a grant of options to purchase up to 150,000 of the Company’s ordinary shares (the “Options”) to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the "CEO"), according to the resolution of the Compensation Committee dated July 23, 2014 and the resolution of the Board of Directors dated July 31, 2014. The Options shall vest and become exercisable in accordance with a four (4) years vesting schedule, commencing on the date of grant, so that upon the lapse of twenty four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty five percent (6.25%) of the shares underlying the Options shall vest. The exercise price of the Options is NIS 26.62 each, non-linked, which reflects the higher of (i) the average of the closing price per share in the Tel Aviv Stock Exchange during the 30 days preceding the date of the Board of Directors’ resolution to grant the Options to the CEO (the “Board Resolution”), or (ii) the closing price per share on the day prior the date of the Board Resolution.

It is hereby clarified that as of the date hereof, the CEO holds 74,229 ordinary shares, par value NIS 0.01 each of the Company (the “Ordinary Shares”) and an option to purchase 174,057 Ordinary Shares under the Company’s Employee Option Plan1, which constitute collectively, as of the date hereof, 0.55% of the issued and outstanding share capital of the Company, on a fully diluted basis.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve a grant of 150,000 Options to the CEO."

Pursuant to the Companies Law, approval of a grant of 150,000 Options to purchase 150,000 Ordinary Shares of the Company to the CEO requires the affirmative vote of a simple majority of the shares present at the Meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:
•
The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a "Personal Interest" (as such term is defined above) in the grant of the Options to the CEO, who participate in the vote (abstentions will not be taken into account); or

•	The total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights.

As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this proposal as a condition for the vote to be counted with respect to this proposal. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this proposal, the vote with respect to this proposal will be disqualified. Please see the definition of “Personal Interest” above.

If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

The Board of Directors recommends a vote FOR approval of a grant of 150,000 Options to purchase 150,000 Ordinary Shares of the Company to the CEO.

The Companies Law allows our Board of Directors to approve the grant of Options to the CEO even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove the said grant, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

1	Out of which 121,663 are vested and exercisable.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company office at HaEshel 7, Caesarea, Israel (telephone number: 972-4-6270171, facsimile number: 972-4-6377234).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 8, 2014. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 8, 2014, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer